Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 10 DATED MARCH 28, 2016
TO THE OFFERING CIRCULAR DATED NOVEMBER 24, 2015

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (the “Company”, “we”, “our” or “us”), dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015, as supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our public offering;
•	Ratification of Dividend; and
•	Amended and Restated Promissory Grid Note.

Status of Our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on November 25, 2015.

As of March 27, 2016, we had raised total gross offering proceeds of approximately $28.9 million from settled subscriptions (including the $200,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of 2,892,249 of our common shares, with additional subscriptions for an aggregate of 188,161 common shares, representing additional potential gross offering proceeds of approximately $1.9 million, that have been accepted by the Company but not settled. Assuming the settlement for all subscriptions received as of March 27, 2016, 1,939,590 of our common shares remained available for sale to the public under our Offering.

The Offering is expected to terminate on or before November 25, 2017, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Ratification of Dividend

The manager of the Company ratified a daily distribution of $0.0012205045 per share (the “Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2016 and ending on March 31, 2016 (the “Distribution Period”). The distributions were payable to shareholders of record as of the close of business on each day of the Distribution Period and the distributions are schedule to be paid within the first three weeks of the end of the Distribution Period.

Amended and Restated Promissory Grid Note

On March 28, 2016, the Company entered into an amended and restated Promissory Grid Note (the “Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Amended and Restated Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Amended and Restated Promissory Grid Note. The Amended and Restated Promissory Grid Note replaces the earlier Promissory Grid Note by and between Lender and the Company, dated as of December 10, 2015. As of March 28, 2016, there was one other similar promissory grid note outstanding.

Availability

The Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million.

Collateral

The Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 2% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Amended and Restated Promissory Grid Note is due and payable on July 31, 2016.

The foregoing description of the Amended and Restated Promissory Grid Note does not purport to be complete.

Purpose

While there are no restrictions on the use of the proceeds received under the Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.